SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Salt Funds Trust

Address of Principal Business Office:

20 West 22nd Street, Suite 906
New York, NY 10010

Telephone Number (including area code): (646) 779-1050

Name and Address of Agent for Service of Process:

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801

With Copies to:

Christopher D. Menconi, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004-2541

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [X] No [   ]
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 19th day of December, 2018.

Salt Funds Trust

By:	/s/ Alfred Eskandar
Alfred Eskandar
Sole Initial Trustee and President

Attest:	/s/ Anthony Barchetto
Anthony Barchetto
Treasurer